UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

In Veritas Medical Diagnostics, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

45324V105
(CUSIP Number)

Kenneth Orr Triuph Small Cap Fund, Inc. 48 South Service Rd., Suite 100E Melville, NY 11747 (631) 465-2180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45324V105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Triumph Small Cap Fund, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ Y]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,040,120
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
34,040,120
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,040,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.6% (based on 86,058,457 shares of Common Stock issued and outstanding)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 45324V105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth Orr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ Y]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,040,120 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
34,040,120
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,040,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.6% (based on 86,048,457 shares of Common Stock issued and outstanding)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(i) Mr. Orr has sole voting and dispositive power over the shares held by Triumph Small Cap Fund, Inc.

Item 1.  Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of InVeritas Medical Diagnostics, Inc., a Colorado corporation (the "Issuer"). The address of the principal executive offices of the Issuer is The Green House Beechwood Business Park North, Inverness, Scotland, IV2 3BL.

Item 2.  Identity and Background

(a) This statement is being filed jointly by Triumph Small Cap Fund, Inc. (“Triumph”) and Kenneth Orr (“Orr”) (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 48 South Service, Rd., Suite 100E, Melville, NY 11747.

(c) Triumph and Orr are engaged in the business of making investments.

(d) Neither of the Reporting Persons have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) On November 10, 1999 the Securities and Exchange Commission filed a civil action in federal district court against Kenneth Orr, the President of the Reporting Person, and sixteen other defendants, charging Mr. Orr with violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Exchange Act of 1934 (SEC v. Curtis, et al., 99 Civ 7357 (E.D.N.Y)(“Curtis”). On September 13, 2002, the United States Court for the Eastern District of New York entered a Final Judgment of Permanent Injunction and Other Relief as to Mr. Orr in Curtis, permanently enjoining Orr from future violations of Section 17(a) of the Securities Act, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, ordering Orr to disgorge $55,000 in ill-gotten gains, approximately $44,000 in prejudgment interest, and post-judgment interest, and ordering Orr to pay a civil penalty of $55,000. Orr consented to the entry of the final judgment without admitting or denying the allegations in the Commission's Complaint. Additionally, on January 3, 2002, Orr pleaded guilty to one count of conspiracy to launder money. United States v. Orr, 99 CR 1019 (E.D.N.Y). On May 21, 2002, a judgment in the criminal case was entered against Orr. He was sentenced to three years of probation and ordered to pay a $3,000 fine. In December 2004, Mr. Orr consented to the entry of an Order Making Findings and Imposing Remedial Sanctions pursuant to Section 15(b) of the Securities Exchange Act of 1934. In connection therewith, Mr. Orr was barred from association with any broker or dealer, without reapplying. Any reapplication or reentry by Mr. Orr will be subject to applicable laws and regulations. Mr. Orr has determined not to reapply or seek reentry.

(f) Triumph is incorporated under the laws of the State of New York.

Item 3.  Source and Amount of Funds or Other Considerations

Pursuant to the terms of a Purchase and Assignment Agreement dated December 18, 2007 (the “Assignment Agreement”, Triumph acquired the rights to a 18% Secured Convertible Debenture (the “Convertible Debenture”) that was originally issued pursuant to a Securities Purchase Agreement, as amended, between Montgomery Equity Partners Ltd. (“Montgomery”) and the Issuer dated as of September 7, 2005. Triumph acquired all of the rights of Montgomery to (a) the Investor Registration Rights Agreement, dated September 7, 2005, between the Issuer and Montgomery, (b) the Security Agreement, dated September 7, 2005, between the Issuer and Montgomery, (c) the Pledge and Escrow Agreement dated September 7, 2005, by and among the Issuer, Montgomery and David Gonzalez (the “Escrow and Pledge Agreement”). Pursuant to the Pledge and Escrow Agreement, the Issuer pledged 25,685,000 shares of its common stock as security for full and prompt payment of the Issuer’s obligations under the Purchase Agreement. In consideration for the assignment of its rights, Triumph (i) issued a promissory note in the amount of $150,052 to Montgomery, (ii) agreed to transfer to Montgomery 150,000 shares of its common stock of the Issuer (post a reverse stock split which the Issuer intends to implement), and (iii) issued a warrant to Montgomery to purchase 50,000 shares of its common stock at a price of $1.00 per share. Subsequently, Triumph issued a notice of default to the Issuer under the 18% Secured Convertible and received the right to vote 25,685,000 shares of common stock which were held in escrow to secure the Issuer’s obligations to repay the Convertible Debenture. The 25,685,000 shares were deposited in escrow pursuant to the Escrow Agreement among Montgomery, Triumph and Sichenzia Ross Friedman Ference LLP.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Person reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

The Reporting Person has voted to approve the sale of substantially all of the assets of the Issuer’s wholly owned subsidiaries, IVMD (UK) Limited and Jopejo Limited pursuant to a Stock Purchase Agreement dated as of December 18, 2007 by and among the Issuer, its wholly owned subsidiaries and Medical Diagnostic Innovations Ltd. (the “Stock Purchase Agreement”). In addition, the Reporting Person has entered into a Purchase and Assignment Agreement with each of Longview Fund, L.P. and Whalehaven Capital Fund Limited, pursuant to which the Reporting Person acquired the rights to certain Secured Convertible Debentures. In addition, the Reporting Person holds certain other Debentures and Promissory Notes issued by the Issuer which it may convert into shares of common stock of the Issuer.

Item 5.  Interest in Securities of the Issuer

The Reporting Persons currently own 34,040,120 shares of common stock of the Issuer, which represents 39.6% of the Issuer’s common stock based on 86,058,457 shares of common stock issued and outstanding. Orr has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, the Reporting Persons have not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of a Purchase and Assignment Agreement dated December 18, 2007 (the “Assignment Agreement”, Triumph acquired the rights to a 18% Secured Convertible Debenture (the “Convertible Debenture”) that was originally issued pursuant to a Securities Purchase Agreement, as amended, between Montgomery Equity Partners Ltd. (“Montgomery”) and the Issuer dated as of September 7, 2005. Triumph acquired all of the rights of Montgomery to (a) the Investor Registration Rights Agreement, dated September 7, 2005, between the Issuer and Montgomery, (b) the Security Agreement, dated September 7, 2005, between the Issuer and Montgomery, (c) the Pledge and Escrow Agreement dated September 7, 2005, by and among the Issuer, Montgomery and David Gonzalez (the “Escrow and Pledge Agreement”). Pursuant to the Pledge and Escrow Agreement, the Issuer pledged 25,685,000 shares of its common stock as security for full and prompt payment of the Issuer’s obligations under the Purchase Agreement. In consideration for the assignment of its rights, Triumph (i) issued a promissory note in the amount of $150,052 to Montgomery, (ii) agreed to transfer to Montgomery 150,000 shares of its common stock of the Issuer (post a reverse stock split which the Issuer intends to implement), and (iii) issued a warrant to Montgomery to purchase 50,000 shares of its common stock at a price of $1.00 per share. Subsequently, Triumph issued a notice of default to the Issuer under the 18% Secured Convertible and received the right to vote 25,685,000 shares of common stock which were held in escrow to secure the Issuer’s obligations to repay the Convertible Debenture. The 25,685,000 shares were deposited in escrow pursuant to the Escrow Agreement among Montgomery, Triumph and Sichenzia Ross Friedman Ference LLP.

Item 7.  Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Purchase and Assignment Agreement dated December 18, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 17, 2008

Triumph Small Cap Fund, Inc.

By:	/s/ Kenneth Orr
Name: Kenneth Orr
Title: President

/s/ Kenneth Orr
Kenneth Orr